Filed by SunTrust Banks, Inc.
                                      Pursuant to Rule 425 under the Securities
                                      Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                      Subject Company: Wachovia Corporation
                                      Commission File No. 1-9021

                                      Date: June  14, 2001




The following is a press release issued by SunTrust Banks, Inc. on June 14, 2001.

                       [Logo of SunTrust Banks, Inc.]



Contacts:
Investors        Media
Gary Peacock     Barry Koling        George Sard/Debbie Miller/Denise DesChenes
SunTrust         SunTrust            Citigate Sard Verbinnen
404-658-4879     404-230-5268        212-687-8080

For Immediate Release
June 14, 2001

          SUNTRUST SAYS PASSAGE OF FIRST UNION'S ANTI-SHAREHOLDER
                    LEGISLATION WILL HURT NORTH CAROLINA

          ONLY RECOURSE FOR WACHOVIA SHAREHOLDERS IS TO VOTE DOWN
                      FIRST UNION TAKEOVER ON AUGUST 3

ATLANTA, GA - SunTrust Banks, Inc. (NYSE: STI) issued the following statement in response to the North Carolina Senate's passage today of legislation instigated by First Union (NYSE: FTU) that would disenfranchise shareholders of Wachovia Corporation (NYSE: WB) and all other North Carolina companies by preventing shareholders from calling special meetings as they can in most other states. The North Carolina House of Representatives passed the legislation yesterday; it will become law unless vetoed by Governor Easley.

     Jim Wells, SunTrust Vice Chairman, said, "This short-sighted legislation will have serious unintended consequences for North Carolina. It sends a clear message to investors to avoid North Carolina because shareholder rights can be taken away without warning for political reasons, which can only be expected to reduce the value of public companies incorporated in North Carolina.

     "First Union's instigation of this unconscionable legislation, and Wachovia's active support of it, sends a clear message to Wachovia shareholders -- you are on your own, your Board is not working for you, and the only way to preserve your economic interests is to vote on August 3 to reject the First Union takeover of Wachovia."

     SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is the nation's ninth-largest commercial banking organization. As of March 31 2001, SunTrust had total assets of $103.7 billion and total deposits of $65.5 billion. The company operates through an extensive distribution network in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is www.suntrust.com

                                   # # #

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. On June 12, 2001 SunTrust filed with the Securities and Exchange Commission ("SEC") a revised preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 annual meeting of stockholders. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to:
SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753). SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's revised preliminary proxy statement on Schedule 14A, filed with the SEC on June 12, 2001.